SEC FILE NUMBER: 001-35147

CUSIP NUMBER: 759892102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Renren Inc.

Full Name of Registrant

Former Name if Applicable

5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing 100016 The People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Renren Inc. (the “Company”) was unable to file its Annual Report on Form 20-F for the period ended December 31, 2015 on a timely basis because the Company was unable, without unreasonable effort or expense, to complete its financial data within the prescribed period. The Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia Liu	+86-10	8448-1818
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that there will be significant changes in results of operations between 2014 and 2015, due in part to retrospective adjustments for the deconsolidation of 56.com, the online video business which the Company ceased to control on December 1, 2014, and for the classification of the Company’s online games business as held for sale in 2015, as both of these businesses have been classified as discontinued operations. Therefore, the Company is unable to make a reasonable estimate of its financial results at this time.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Renren Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2016	By:	/s/ Thomas Jintao Ren
		Name:	Thomas Jintao Ren
		Title:	Chief Financial Officer